Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

DEPARTEMENT RELATIONS ACTIONNAIRES

BIBLE DE REPONSES

SERVICE ACTIONNAIRES
NUMERO VERT

Sanofi-Synthélabo annonce une offre sur les actions d’Aventis
Un projet stratégique pour une croissance forte, durable et
profitable

Dépôt de l’offre le 26 janvier 2004

Les numéros mis à disposition

France : Numéro vert 0800 07 58 76
Allemagne : 33 1 41 33 08 90
Pays Anglo-saxons : 33 1 41 33 08 87

www.sanofi-synthelabo.com

Prestation Synerfil – Publicis Consultants.Ecocom

Document réalisé à partir du projet n°8 de la note d’information, du communiqué
de presse et de l’equity story – confidentiel

Information complémentaire

Pour les besoins de l’acquisition envisagée d’Aventis, Sanofi-Synthélabo déposera un document d’offre américain (registration statement on Form F-4) auprès de la United States Securities and Exchange Commission (SEC), lequel comprendra un prospectus préliminaire et des documents relatifs à l’offre d’échange, afin d’enregistrer les actions Sanofi-Synthélabo (y compris celles représentées par des ADS
Sanofi-Synthélabo) qui seront émises en échange des actions Aventis détenues par les porteurs situés aux Etats-Unis d’Amérique ou des ADS détenus par les porteurs où qu’ils soient situés, ainsi qu’un Statement on Schedule TO. Il est fortement recommandé aux actionnaires Aventis de lire le document d’offre américain (registration statement) et le prospectus préliminaire, les documents d’offre d’échange y afférents et la version finale du prospectus (lorsqu’il sera disponible), le Statement on Schedule TO, tout autre document approprié déposé auprès de la SEC, ainsi que les avenants et les compléments à ces documents contenant des informations importantes. Les investisseurs et les actionnaires Aventis peuvent obtenir sans frais des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale, d’autres documents relatifs à l’offre d’échange ainsi que le Statement on Schedule TO (lorsqu’il sera disponible) ainsi que d’autres documents appropriés déposés auprès de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la manière d’obtenir, sans frais, les documents relatifs à l’opération par Sanofi-Synthélabo ou par son mandataire dûment désigné.

Sanofi-Synthélabo publiera en Allemagne, au moment opportun, un prospectus d’offre conformément au droit allemand, qui sera le seul document applicable dans le cadre de l’offre publique faite par Sanofi-Synthélabo aux actionnaires d’Aventis résidant en Allemagne
(l’« Offre Allemande »). Toute décision d’apporter des actions Aventis en échange d’actions Sanofi-Synthélabo dans le cadre de l’Offre Allemande devrait être prise exclusivement au regard des termes et des conditions de l’Offre Allemande, une fois ouverte, ainsi qu’au regard des informations contenues dans le prospectus d’offre qui sera publié en Allemagne.

Ce document a été préparé à des fins d’information uniquement. Il ne constitue ni une offre d’achat ou d’échange, ni une sollicitation d’une offre pour la vente ou l’échange d’actions Aventis ni une offre de vente ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Sanofi-Synthélabo. Il ne constitue pas plus une offre de vente ou d’échange de titres dans un pays (y compris les Etats-Unis d’Amérique, l’Allemagne, l’Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou échange est illégal. Sa diffusion peut, dans certains pays, faire l’objet de restrictions légales ou réglementaires. Par conséquent, les personnes qui l’obtiendraient doivent s’informer de l’existence de telles restrictions et s’y conformer. La sollicitation d’ offres pour l’acquisition des actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) faite aux Etats-Unis d’Amérique ne pourra être effectuée que sur la base du prospectus et des documents d’offre y afférents que Sanofi-Synthélabo a l’intention d’adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) ne peuvent être cédées et les offres d’achat ne peuvent être acceptées, aux Etats-Unis d’Amérique, avant que le document d’offre américain n’ait reçu son visa. Aucune offre de titres ne peut être effectuée aux Etats-Unis d’Amérique sans prospectus conforme aux conditions énumérées dans la Section 10 du United States Securities Act of 1933, tel que modifié. En France, les actionnaires Aventis sont priés de se reporter à la note d’information lorsqu’elle aura été publiée, après visa de l’Autorité des marchés financiers (AMF).

Déclarations prospectives

Ce document contient des informations et des déclarations prospectives concernant Sanofi-Synthélabo, Aventis et leurs activités combinées à l’issue de l’opération envisagée. Ces déclarations ne constituent pas des faits historiques. Ces déclarations comprennent des projections financières et des estimations ainsi que les hypothèses sur lesquelles celles-ci reposent, des déclarations portant sur des projets, des objectifs et des attentes concernant des opérations, des produits et des services futurs ou les performances futures. Ces déclarations prospectives peuvent souvent être identifiées par les mots « s’attendre à », « anticiper » , « croire », « planifier » ou « estimer », ainsi que par d’autres termes similaires. Bien que la direction de Sanofi-Synthélabo estime que ces déclarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertés sur le fait que ces déclarations prospectives sont soumises à de nombreux risques et incertitudes, difficilement prévisibles et généralement en dehors du contrôle de Sanofi-Synthélabo, qui peuvent impliquer que les résultats et développements attendus diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les informations et déclarations prospectives. Ces risques et incertitudes comprennent ceux qui sont développés ou identifiés dans les documents publics déposés par Sanofi-Synthélabo et Aventis auprès de l’AMF et de la SEC, y compris ceux énumérés sous la section « Facteurs de risque » du document de référence de Sanofi-Synthélabo et les sections « Cautionary Statement Concerning Forward-Looking Statements » et « Risk Factors » du prospectus préliminaire compris dans le document d’offre américain (registration statement on Form F-4) que Sanofi-Synthélabo déposera auprès de la SEC. Sanofi-Synthélabo ne prend aucun engagement de mettre à jour les informations et déclarations prospectives. Des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale (lorsqu’elle sera disponible) ainsi que d’autres documents publics déposés auprès de la SEC peuvent être obtenus sans frais de la manière décrite ci-dessus.

Ventes développées

Les ventes développées comprennent les ventes consolidées par Sanofi-Synthélabo, diminuées des ventes de produits aux partenaires, et les ventes non consolidées réalisées par ces derniers au sein des accords avec Bristol-Myers Squibb sur Plavix®/Iscover® (clopidogrel) et Aprovel®/Avapro®/Karvea® (irbesartan), avec Fujisawa sur Stilnox®/Myslee® (zolpidem), et avec Organon sur Arixtra® (fondaparinux) telles qu’elles ont été communiquées à Sanofi-Synthélabo par ses partenaires. Les ventes développées sont un indicateur utile car elles montrent les tendances de la présence globale des produits Sanofi-Synthélabo sur le marché mondial.

Chiffre d’affaires comparable

Lorsqu’il est fait référence aux variations du chiffre d’affaires à données comparables, cela signifie que l’impact des variations de taux de change et des variations de périmètre (acquisitions ou cessions de participations dans une société, acquisitions ou cessions de droits sur des produits, changement de méthode de consolidation) a été exclu.

L’impact des taux de change est éliminé en recalculant les ventes de l’exercice précédent sur la base des taux de change utilisés pour l’exercice considéré.

L’effet des changements de périmètre est corrigé en retraitant les ventes de l’exercice antérieur de la manière suivante :

•	en ajoutant la partie des ventes provenant de l’entité ou des droits acquis en tenant compte de la durée de détention de ceux-ci; cette portion des ventes est calculée sur la base des données historiques communiquées par le cédant,

•	de même, lorsqu’une entité ou des droits sur un produit sont cédés, les ventes pour la partie en question sur l’exercice antérieur sont éliminées,

•	lors de changement de méthode de consolidation, l’exercice antérieur est retraité selon la méthode de consolidation retenue pour l’exercice en cours.

Présentation des sociétés
Sanofi-Synthélabo et Aventis

	SANOFI-	AVENTIS (1)	SANOFI-
	SYNTHÉLABO		SYNTHÉLABO +
AVENTIS

Classement mondial parmi les sociétés pharmaceutiques (2)	15ème	7ème	3ème

Classement parmi les sociétés pharmaceutiques en Europe de l’Ouest (2)	8ème	3ème	1er

Classement parmi les sociétés pharmaceutiques en Amérique du Nord	21ème	12ème	9ème

(1)	Activités stratégiques (activités pharmaceutiques, vaccins et participation de 50% dans la joint venture Merial avec Merck et activités corporate)

(2)	Sur la base des ventes pharmaceutiques des régions concernées au cours des douze mois précédant le 30 septembre 2003 (données IMS Health)

Sanofi-Synthélabo

1. Présentation générale

Présent dans plus de 100 pays avec 15 centres de recherche et quelques 30 000 collaborateurs, le groupe Sanofi-Synthélabo se définit par une gamme de produits historiques concentrés sur 4 axes thérapeutiques majeurs :

•	cardiovasculaire/thrombose (39% du CA) : Traitements des événements athérothrombotiques, traitements de l’hypertension artérielle, de l’arythmie cardiaque, de l’insuffisance cardiaque, etc. ;

•	système nerveux central (32,3%) : hypnotiques (n° 1 en Europe et aux Etats-Unis), anti-épileptiques (n° 1 européen), neuroleptiques, etc. ;

•	médecine interne (19,2%) : gastro-entérologie, urologie, produits thyroïdiens, etc. ;

•	oncologie (5,4%).

Quelques noms seraient plus parlants : Plavix, Aprovel, Stilnox, Fraxiparine, Cordarone, Xatral et encore l’Exolatine, médicament de référence du traitement du cancer colorectal.

A côté de son portefeuille de médicaments éthiques, le groupe commercialise des produits OTC en Europe (Fluocaril, etc.) et des génériques (4,1%).

Géographiquement, le CA se répartit comme suit : Europe (58,31%), Etats-Unis (23,76%) et autre (17,93%).

o	Chiffre d’affaires 2003 :	8 Mds d’euros en consolidé 10,6 Mds d’euros en développé

o	Marge nette 2002[1] :	24%

o	Capitalisation boursière :	40 Mds d’euros

o	Salariés[2] :	32 436 (dont environ 6 700 en
R&D et 11 000 en Marketing & Ventes)

o	Domaines d’excellence : Cardiovasculaire, thrombose, système nerveux central (SNC), cancer et médecine interne

[1]	Rèsultat net avant èlèments exceptionnels et amortissement des ècarts d’acquisition.
[2]	Au 31 dècembre 2002

Les dirigeants sont :

     Comité exécutif

-	Jean-François DEHECQ Président-Directeur Général
-	Gérard Le FUR Directeur Général Délégué — VP Exécutif Affaires Scientifiques
-	Hanspeter SPEK VP Exécutif — Opérations
-	Pierre LEPIENNE VP Exécutif — Secrétaire Général
-	Jean-Pierre KERJOUAN Conseiller du Président
-	Laurent COHEN-TANUGI General Counsel — Senior VP Affaires Juridiques
-	Nicole CRANOIS Senior VP — Communication Groupe
-	Jean-Claude LEROY Senior VP — Stratégie
-	Jean-Claude ARMBRUSTER Senior VP — RH Groupe
-	Marie-Hélène LAIMAY Senior VP — Directeur Financier
-	Gilles LHERNOULD Senior VP — Affaires Industrielles
-	Christian LAJOUX Senior VP — Europe
-	Gordon PROCTOR Senior VP — Intercontinental
-	Timothy ROTHWELL Senior VP — USA

2. Actionnariat de la société

Au 31 décembre 2003, le capital social de Sanofi-Synthélabo s’élevait à 1 465 696 144 euros, divisé en 732 848 072 actions d’une valeur nominale de 2 euros.

	Actions

Au 31 décembre 2003	Nombre	%

Total Fina Elf	178 476 613	24,35
L’Oréal	143 041 202	19,52
Actions autodétenues	49 990 262	6,82
Salariés	8 014 300	1,09
Public	353 325 795	48,22

Total	732 848 072	100,00

3. Données boursières

ISIN
FR0000120578

Code New York
SNY

Places de
cotation
  New York | Paris

Indices de
cotation
CAC 40 | SBF 120 | SBF 250 | EURONEXT 100 | EURO STOXX 50 | Premier Marché | FTSEurofirst 100 | FTSEurofirst 80

Nombre d’actions
732 848 072

4. Chiffres clés

millions EUR	1999	2000	2001	2002

Chiffre d’affaires	5 350	5 963	6 488	7 448
Résultat net	625	985	1 585	1 759
Bénéfice Net par action	0,85	1,31	1,88	2,42

Données 2003

Chiffre d’affaires consolidé 2003 par zone géographique

		Evolution	Evolution
		à données	à données
En millions d'euros	2003	comparables (1)	publiées (1)

Europe	4 693	+10,4%	+9,0%
Etats-Unis	1 912	+32,9%	+13,2%
Autres pays	1 443	+13,1%	-0,8%

Total	8 048	+15,6%	+8,1%

(1) 2003 vs 2002

Chiffre d’affaires consolidé 2003 des 10 principaux médicaments

		Evolution	Evolution
		à données	à données
En millions d'euros	2003	comparables (1)	publiées (1)

Stilnox®/Ambien®	1 345	+10,4%	-5,5%
Plavix®	1 325	+37,4%	+34,2%
Eloxatine®	824	+125,8%	+111,8%
Aprovel®	683	+24,4%	+21,5%
Fraxiparine®	319	+1,6%	-1,5%
Dépakine®	277	+7,4%	+3,7%
Xatral®	222	+24,7%	+22,0%
Solian®	148	+11,3%	+9,6%
Cordarone®	146	-5,2%	-9,9%
Tildiem®	131	-5,1%	-7,1%

Total	5 420	+26,9%	+18,5%

(1) 2003 vs 2002

***

Aventis

1. Présentation générale

     Aventis est une société par actions de Droit français (Société Anonyme), dont le siège est à Strasbourg, France.

Siège social du groupe:

Strasbourg, France

Activités stratégiques:

Médicaments de prescription, vaccins humains, et la participation d’Aventis dans Merial, co-entreprise dans le domaine de la santé animale à parité avec Merck & Co.

Autres grands sites:

· Bridgewater, New Jersey, Etats-Unis
· Paris, France
· Francfort, Allemagne
· Tokyo, Japon

Cotations en bourse:

Symbole: AVE

Les actions Aventis sont cotées à la:

· Bourse de Paris
· Bourse de New York
· Bourse de Francfort

Nombre d’employés:

à peu près 71 000 (au 31 décembre 2002)
pour les activités stratégiques

Chiffre d’affaires pour les activités stratégiques en 2002:

17,59 milliards d’€

Force de vente pour les médicaments de prescription (activités stratégiques):

à peu près 20 000

Dépenses annuelles en R&D:

3,14 milliards d’€ en 2002

Produits phares:

· Allegra®/Telfast® (allergies)
· Lovenox®/Clexane® (thromboses)
· Taxotere® (oncologie)
· Delix®/Tritace® (hypertension)
· Actonel® (ostéoporose)
· Lantus® (diabète)

Marchés clés:

· Etats-Unis
· France
· Allemagne et Japon

Aventis est dotée d’une double structure de management, comprenant un Directoire et un Conseil de Surveillance.

Les dirigeants sont :

     Directoire:

-	Igor Landau Président du Directoire
-	Richard J. Markham Vice-Président du Directoire et “Chief Operating Officer”
-	Patrick Langlois Vice-Président du Directoire et “Chief Financial Officer”
-	Frank L. Douglas Membre du Directoire et “Executive Vice President”, Directeur “Drug Innovation & Approval”
-	Heinz-Werner Meier Membre du Directoire et «Executive Vice President», Directeur des Ressources Humaines
-	Dirk Oldenburg Membre du Directoire et “Executive Vice President», Directeur Juridique
-	Thierry Soursac Membre du Directoire et “Executive Vice President”, Directeur des Opérations Commerciales

     Conseil de Surveillance:

-	Jürgen Dormann Président du Conseil de Surveillance
-	Jean-René Fourtou Vice-Président du Conseil de Surveillance

2. Actionnariat de la société

L’actionnariat Aventis est très international, reflétant la présence mondiale du Groupe. Une étude de marché réalisée début 2003, a révélé que la France détenait le plus grand nombre d’actions Aventis (21,5%), avec les Etats-Unis/ le Canada (21,5%), le Royaume Uni/ l’Irlande (13,5%) et l’Allemagne (8,9%). Le Groupe Koweït Petroleum reste le principal actionnaire d’Aventis avec une participation stable de 13,5% à fin 2002.

Au 31 décembre 2002, on comptait 799 474 490 actions en circulation pour un capital de 3 053 992 551,80 Euros comparé au 779 815 716 actions ordinaires Aventis en circulation au 31 décembre 1999 (avec 5,9 % ou 45 696 754 titres sous forme d’ADR). Les actionnaires institutionnels détenaient alors 61,2 % des actions Aventis, le reste étant détenu par les actionnaires individuels, les employés et autres investisseurs privés.

Structure de l’actionnariat (1) au 31 décembre 2002 (2)

(1) Sur la base de 799 474 490 actions en circulation
(2) Cette répartition par zone géographique inclut les actionnaires individuels et les petits institutionnels. Ces informations représentent la meilleure évaluation possible de la structure de l’actionnariat d’Aventis.

3. Données boursières

ISIN
FR0000130460

Places de
cotation
Francfort | Paris | Londres

Indices de
cotation
CAC 40 | Euronext 100 | FTSEurofirst 100 | FTSEurofirst 80 | S&P 100

Nombre d’actions
(au 31/12/2002)
799 474 490

4. Chiffres clés liés aux activités stratégiques (source : rapport annuel 2002)

millions EUR	2001	2002

Chiffre d’affaires	16 576	17 591
Résultat net	1 630	2 081
Recherche et Développement	2 891	3 141

EUR	2001	2002

Résultat net par action	2,07	2,62

Questions et réponses

Attention : procédure à suivre pour les questions qui ne figurent pas dans ce présent document

•	Contacter : Sanofi-Synthélabo — Philippe GOUPIT Tél : 01 53 77 45 45 Email : investor-relations@sanofi-synthélabo.com

1- Les raisons stratégiques du projet / Le contexte de l’offre

1.	Qu’attendez-vous de ce regroupement ?

Notre projet permet de réunir deux groupes complémentaires pour créer le n°1 de l’industrie pharmaceutique en Europe, n°3 mondial, un leader donc, capable de générer une croissance forte, durable et profitable.

Il se fonde sur une stratégie de croissance qui s’appuiera sur un portefeuille de recherche prometteur, une puissance marketing et des moyens financiers importants.

• Qu’entendez-vous par croissance forte, durable et profitable ?

Grâce au regroupement, nous allons :

•	accélérer la croissance attendue du chiffre d’affaires par une politique adaptée aux produits et aux pays. Cette stratégie a permis à Sanofi-Synthélabo de surperformer les marchés au cours des dernières années,

•	optimiser les lancements de grands produits à venir grâce à la combinaison des moyens marketing et commerciaux de Sanofi-Synthélabo et d’Aventis sur des marchés pharmaceutiques compétitifs,

•	accélérer la R&D en recentrant les ressources combinées sur les projets les plus prometteurs,

•	améliorer la rentabilité grâce à la dynamique de croissance et à l’optimisation de l’organisation, ce que nous avons réalisé chez Sanofi-Synthélabo depuis quatre ans.

2.	Comment voyez-vous l’évolution du marché pharmaceutique ?

Ce qui compte aujourd’hui, plus que jamais, c’est la qualité de la recherche et du développement, c’est-à-dire la capacité de mettre sur le marché et donc à la disposition des patients, des produits innovants.

C’est aussi la capacité de faire de ces produits de grands produits, et pour cela, il faut savoir traiter l’ensemble des zones géographiques. Non pas indifféremment, mais spécifiquement, zone par zone, en lien direct avec le corps médical, dans le respect des cultures locales, les médecins étant les mieux placés pour connaître les besoins des patients.

Chez Sanofi-Synthélabo, tout cela fait partie de notre culture et de notre stratégie depuis toujours. Comme je le dis souvent, il n’y a pas de petits pays ni de petits produits dans notre métier, tout est important.

Notre regroupement avec Aventis va nous permettre de répondre, de manière encore plus efficace, aux besoins des patients et de défendre au mieux nos produits sur l’ensemble des marchés.

3.	Quelle est votre stratégie, aujourd’hui, face à la menace générique sur vos produits ?

A la fin de la durée de la protection apportée par les brevets, un produit doit faire face à la concurrence des génériques. L’important est de continuer à innover et à mettre sur le marché des nouveaux médicaments qui répondent aux besoins des patients et notre stratégie est claire en ce domaine. Notre portefeuille de molécules en clinique l’illustre.

En revanche, lorsque nos brevets sont attaqués, en cours de vie, par des sociétés de génériques, nous nous mobilisons pour les défendre vigoureusement. C’est le cas pour Plavix, produit récent puisque lancé en 1998/1999.

4.	Craignez-vous que les réformes de santé annoncées par le Gouvernement ne rendent difficiles votre développement. Ceci serait aussi une autre raison à ce mariage ?

Cela fait des années que les grands pays d’Europe ont commencé à prendre des mesures pour réduire les dépenses de santé.

Sanofi-Synthélabo, comme Aventis, ont appris à s’adapter à ces contraintes depuis longtemps.

Dans ce contexte, les groupes innovants sont les moins menacés. C’est ce qui a fait la force de Sanofi-Synthélabo et dont nous comptons faire la force du groupe combiné.

5.	Avez-vous l’intention de procéder à d’autres acquisitions dans le futur ?

Aujourd’hui, toute notre énergie doit être consacrée à la réussite de notre offre puis à l’intégration des deux sociétés. Il ne paraît pas nécessaire d’évoquer d’autres projets tant que celui-ci n’aura pas été mené à son terme. Ne doutez pas de notre absolue détermination à y parvenir.

6.	Quelle sera votre stratégie concernant la partie vaccins d’Aventis ?

Aventis possède une position de leader dans le domaine des vaccins et un pipeline de très grande qualité. Les vaccins resteront partie intégrante du nouveau groupe. Cette branche conservera l’autonomie nécessaire à son développement.

7.	Comment sera constituée la direction du groupe après l’opération ?

Des meilleurs éléments des deux groupes qui seront totalement solidaires de notre projet d’entreprise nouvelle.

8.	Quelle est votre stratégie concernant les activités de santé animale ?

Mérial, détenue à parité entre Aventis et Merck, détient une solide position de deuxième mondial dans la santé animale. Cette participation est définie par Aventis comme faisant partie des activités stratégiques du groupe.

9.	Quelle est votre stratégie concernant les actifs non stratégiques ?

Les actifs non stratégiques d’Aventis sont totalement marginaux dans le contexte du nouveau groupe et le seront d’autant plus lorsque la cession annoncée d’Aventis Behring aura été finalisée. Nous avons l’intention de poursuivre et de finaliser le programme engagé par Aventis.

Nous avons l’expérience des désinvestissements. Rappelez-vous qu’à la suite de la fusion de Sanofi et de Synthélabo, nous avons démontré notre capacité à effectuer rapidement les cessions nécessaires. Dans certaines d’entre elles, d’ailleurs, nous avons connu et réglé des situations complexes.

10.	Que pensez-vous de la solidité des brevets de Lovenox et Allegra ?

Nous n’avons pas eu accès aux dossiers d’Aventis, nous ne pouvons pas nous prononcer sur cette question.

Nous avons bien entendu lu les analyses des grandes maisons de titres qui semblent marquer une confiance forte en Lovenox et moindre en Allegra, et reflètent ces opinions dans leurs modèles financiers.

Bien entendu, si l’opération réussit, nous continuerons, comme Aventis le fait, à défendre avec vigueur ces deux produits.

2- Les réactions potentielles à l’offre

11.	Que pensent vos deux grands actionnaires, Total et L’Oréal, de cette opération ?

Ils apportent leur soutien total à ce projet.

12.	Cette offre met-elle fin prématurément au pacte d’actionnaires qui arrivait à échéance fin 2004 ?

Non.

13.	Quelle sera, selon vous, la réaction d’Aventis à votre offre?

Nous pensons que notre offre est extrêmement attractive pour les actionnaires d’Aventis et est dans le meilleur intérêt de la société et de ses salariés.

3- Les termes financiers de l’offre

14.	Quel est le montant total de la transaction ? A quelle valorisation des 2 groupes correspond-elle ?

L’offre de Sanofi-Synthélabo aux actionnaires d’Aventis valorise les actions de la société à 60,43 € soit une prime de 15,2% sur la base des cours moyens sur le mois précédant le 21 janvier 2004. Sur ces bases, notre offre valorise Aventis à environ 47 Mds d’euros, Cette offre se décompose en 9.1 Mds d’euros pour la partie en numéraire et 37.9 Mds d’euros pour la partie titre.

Sanofi-Synthélabo, à la même date, à une capitalisation boursière de 40 Mds d’euros.

15.	Quels sont les objectifs de la structure de l’offre « Mix et Match » et comment cela fonctionne-t-il ?

Le « Mix et Match » donne la possibilité à chaque actionnaire d’Aventis de demander à être rémunéré de ses actions Aventis intégralement en cash (branche OPA) ou intégralement en titres Sanofi-Synthélabo (branche OPE). Cette demande n’est satisfaite que pour autant que globalement la proportion 81% titres et 19% cash reste respectée, tout excédent de demande cash ou titres étant re-basculé dans l’offre mixte principale.

Si l’ensemble des choix individuels ne permet pas de respecter l’équilibre global, il y aura des ajustements au pro rata pour garantir que, globalement, la proportion 81% titres et 19% cash reste respectée (cette proportionnalité sera ajustée si Aventis paie un dividende ou un acompte sur dividende avant le règlement de l’offre).

Ces ajustements portant sur la proportionnalité et l’allocation sont complètement décrits dans les documents de présentation de l’offre que nous vous recommandons de lire attentivement quand ils seront disponibles. Comme la réalisation de vos choix dépend de celle faite par les autres actionnaires qui apportent leurs titres à l’offre, il n’y a pas de garantie que le choix que vous avez exprimé soit totalement satisfait.

De plus, vous ne connaîtrez la proportionnalité qui vous sera appliquée qu’après la clôture de l’offre, et vous ne pourrez plus retirer votre apport.

Les actionnaires d’Aventis ont donc la possibilité d’ajuster, dans une certaine mesure, la part numéraire ou titres qu’ils souhaitent et ce, afin de répondre au mieux à leurs préférences ou contraintes personnelles, notamment fiscales pour les personnes physiques françaises.

16.	Quels sont les avantages du « Mix et Match », en terme fiscaux, pour les actionnaires américains, français, allemands et autres ?

D’une façon générale, nous recommandons à chaque actionnaire d’Aventis de se faire aider par son conseiller fiscal pour analyser les conséquences d’un apport des titres Aventis à l’échange.

De façon simplifiée, les actionnaires individuels français devraient pouvoir bénéficier d’un sursis fiscal relatif à l’imposition de leurs plus values potentielles pour les titres rémunérés en actions Sanofi-Synthélabo dans le cadre de la branche OPE. Pour les autres, sauf cas particulier, les actionnaires d’Aventis pourraient avoir à s’acquitter des impôts correspondant à la plus-value de cession de leurs titres.

Les différentes notes d’offre donnent un certain nombre de précisions complémentaires que nous vous recommandons de lire attentivement.

17.	Pourquoi mettez-vous du cash dans l’offre ? Est-ce qu’une dilution du capital est une des préoccupations de vos actionnaires ?

La part cash de l’offre, tout en laissant le groupe avec une dette additionnelle très raisonnable, remboursable en moins de 5 ans, a un impact relutif sur le bénéfice par action et permet d’optimiser la création de valeur pour les actionnaires.

Cette composante cash témoigne de notre confiance dans la solidité du projet et la capacité de rembourser rapidement la dette additionnelle.

18.	Est-il possible de recevoir une proportion de numéraire supérieure à celle prévue dans la branche principale de l’offre ?

Oui, grâce à la structure « Mix and Match » qui permet à un actionnaire de demander à recevoir seulement du numéraire ou seulement des titres, ou une combinaison de titres et de numéraire.

Néanmoins, ces choix ne pourront être satisfaits que dans la mesure où l’ensemble des demandes permettra de respecter le ratio global 81% titre et 19% numéraire. Il n’y a donc pas de garantie que le choix exprimé sera totalement satisfait.

19.	Si Aventis paie un dividende avant le règlement livraison, est-ce que les actionnaires d’Aventis pourront apporter leurs titres, et si oui, est-ce que le montant reçu par ceux-ci sera réduit ?

Si Aventis paie un dividende ou un acompte sur dividende avant le règlement livraison de l’offre, les actionnaires d’Aventis pourront recevoir ce dividende et apporter leurs titres à l’offre. Dans ce cas, les termes de l’offre de Sanofi-Synthélabo seront bien réduits d’un montant égal à la valeur du dividende payé par Aventis. Le mécanisme de cette réduction est décrit dans les différentes notes d’offre que nous vous recommandons de lire attentivement dès qu’elles seront disponibles.

Rappelons que les actions Sanofi-Synthélabo émises en échange des actions Aventis que vous aurez apportées donneront droit au paiement du dividende Sanofi-Synthélabo dès 2004.

20.	Les actionnaires d’Aventis auront-ils droit à un dividende de Sanofi-Synthélabo au titre de l’exercice 2003 ?

Oui, les actionnaires d’Aventis, qui ont reçu des actions Sanofi-Synthélabo en échange de leurs actions apportées à l’offre, percevront un dividende au titre de l’exercice 2003.

21.	De nombreux actionnaires d’Aventis détiennent leurs actions depuis la création du groupe, certains même depuis la création des entités à l’origine le groupe. Auront-ils la possibilité de doubler leur droit de vote dans Sanofi-Synthélabo à partir de la date d’achèvement de l’offre ?

Les nouvelles actions émises par Sanofi-Synthélabo, en échange des actions Aventis apportées à l’échange, donneront droit de vote double après deux années de détention continue, sous la forme nominative, par leur propriétaire.

22.	Est-ce qu’un montant de 12Mds d’euros de dette supplémentaire ne créera pas une pression importante sur le nouveau groupe ?

La dette supplémentaire n’est pas de 12 Mds d’euros mais bien du montant de la part cash, qui dans notre offre représente 9,1 Mds d’euros. Le reste ne serait que refinancement de la dette existante.

Nous considérons que ce montant est tout à fait raisonnable par rapport à l’ensemble combiné. Nous pensons pouvoir rembourser la dette additionnelle liée à l’acquisition en moins de 5 ans grâce à la génération interne de cash du groupe élargi.

23.	Envisagez-vous de céder des produits ou des activités pour rembourser la dette ?

Nous n’avons pas fondé notre plan de remboursement de la dette sur des cessions d’activités stratégiques.

24.	Pouvez-vous nous donner plus de précisions sur le mécanisme d’ajustement des termes de l’offre de Sanofi-Synthélabo en cas de versement d’un dividende par Aventis ?

Si le dividende d’Aventis était payé avant la clôture de l’offre de Sanofi-Synthélabo, les termes de l’offre de Sanofi-Synthélabo seraient réduits à due concurrence, afin que la contre-valeur globalement reçue par les actionnaires ne soit pas modifiée (sous forme de dividende et sous forme de rémunération de leur apport à l’offre).

Le mécanisme de réduction est décrit dans les différentes notes d’offre que nous vous recommandons de lire attentivement.

25.	Aventis a émis dans le passé un certain nombre de titres subordonnés / préférentiels / participatifs : entendez-vous les rembourser lorsque cela est possible ?

Nous avons procédé dans nos travaux à l’analyse de ces titres, mais n’avons pris aucune décision sur ce sujet à ce stade. En tout état de cause, notre offre ne vise pas à restructurer ces instruments, qui représentent des montants faibles dans le bilan d’Aventis.

26.	Dans votre présentation, vous indiquez que la transaction est relutive dès 2004. Pouvez-vous être un peu plus spécifique sur ce sujet ? A combien estimez-vous cette relution en 2004 et 2005 ? Ces calculs incluent-ils les synergies ?

Nos calculs se basent sur le résultat net ajusté des activités stratégiques du nouveau groupe et intègre les synergies. Sur cette base, l’opération se traduit par une relution dès la première année. Les données pro forma 2002 figurant dans les notes d’opérations en témoignent.

4- Le management

27.	Où sera situé le siège social du nouveau groupe ?

A Paris.

5- Données sur le nouveau groupe

28.	Où le nouveau groupe sera t-il coté ?

Euronext Paris et New-York Stock Exchange. Le titre Sanofi-Synthélabo est coté au NYSE sous forme d’American Depositary Shares (ADSs).

29.	Pensez-vous que le nouveau groupe aura une taille critique suffisante aux États-Unis même en se situant à la position de n°9 ?

Absolument. Nous allons disposer d’une force marketing et commerciale de premier plan qui va nous permettre d’accélérer le développement de nos produits aux US et de prendre une position en ligne avec notre potentiel.

30.	Quel sera l’impact des normes IFRS sur le bilan du nouveau groupe ?

Les textes relatifs aux rapprochements d’entreprises devraient être publiés dans quelques mois.

31.	Pourquoi avoir conservé la distinction entre activités stratégiques et non stratégiques alors que vous dites que ces dernières sont marginales ?

Les actifs non stratégiques d’Aventis sont en effet marginaux dans le contexte du nouveau groupe et le seront d’autant plus lorsque la cession annoncée d’Aventis Behring aura été finalisée. Nous avons l’intention de poursuivre et finaliser le programme engagé par Aventis.

Le choix de conserver pour la présentation des comptes la distinction entre activités stratégiques et non stratégiques a pour but de faciliter la lisibilité des comptes combinés et le suivi de la performance du nouveau groupe dans le temps.

32.	Quelle sera la politique de dividende du nouveau groupe ?

Le nouveau groupe devrait maintenir une politique de distribution de dividendes en ligne avec celle de Sanofi-Synthélabo sur la base du résultat net ajusté des activités stratégiques.

6- Procédure et calendrier

33.	Quelles sont les principales étapes du calendrier ?

L’offre comporte trois volets : l’offre en France, l’offre aux US et l’offre en Allemagne.

Les règles régissant ces trois offres ne sont pas identiques. Cependant, on peut considérer que les étapes suivantes sont les principales :

•	Avis de recevabilité et visa de l’AMF,

•	Déclaration par la SEC de l’enregistrement du document F4,

•	Dépôt des dossiers de concurrence auprès des autorités compétentes,

•	Assemblée générale extraordinaire de Sanofi-Synthélabo pour approuver l’augmentation de capital nécessaire à la rémunération des titres Aventis qui seront apportés à l’offre,

•	Approbation par les Autorités de la concurrence.

34.	Combien de temps durera l’offre ?

On constate qu’il s’écoule environ 3 mois entre l’annonce d’une offre et sa clôture lorsqu’il n’y a aucune interférence.

Un certain nombre de facteurs peuvent toutefois allonger la durée de l’offre (discussion avec les Autorités de marché, surenchère, etc).

En pratique, dans notre cas, nous pensons pouvoir clôturer l’offre d’ici la fin du deuxième trimestre 2004.

35.	Est-il possible que la durée de l’offre soit allongée ?

Seule l’Autorité des Marchés Financiers a la possibilité d’allonger la durée de l’offre.

C’est elle qui détermine la date de clôture de l’offre et c’est elle qui peut décider de l’allonger.

36.	A quel moment les résultats de l’offre seront-ils connus ?

L’AMF devrait publier les résultats préliminaires de l’offre dans les 6 à 7 jours de bourse suivant la date de clôture de l’offre et sur une base définitive moins de 9 jours de bourse suivant la date de clôture de l’offre. Des communiqués de presse seront publiés à chacune de ces annonces.

37.	Pourquoi y a-t-il 3 offres ?

Nous proposons trois offres pour des raisons légales réglementaires.

38.	Quelles sont les différences entre les offres française, américaine et allemande ?

Les termes des offres française, allemande et américaine sont globalement similaires. La réalisation de ces offres est soumise aux mêmes conditions.